FORM U-6B-2
                       CERTIFICATE OF NOTIFICATION
       under the Public Utility Holding Company Act of 1935 ("Act")

    PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:

1. Type of security:  Notes (the "Notes").

2. Issue, renewal or guaranty:  Issuance.

3. Principal amount:  $50,000,000.

4. Annual rate of interest:  6.25%.

5. Date of issue:  December 20, 1996.

6. Date of maturity: December 15, 2005, subject to the right of the Trust (defined below) under certain circumstances to require PSI to repurchase all of the Notes on December 15, 1998 at a purchase price equal to 100% of the principal amount thereof.

7. Name of person(s) to whom the Notes were issued: PSI Pass-Through Asset Trust 1996-1 (the "Trust"), formed under New York law pursuant to a Trust Agreement dated as of December 17, 1996 between PSI and The Fifth Third Bank, as trustee.

8. Collateral:  None.

9. Net proceeds to PSI:  $50,541,500 in cash.

10. Application of net proceeds: Repayment of a portion of PSI's outstanding short-term indebtedness.

11. Exemption claimed:  Rule 52(a).

                              S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                       	PSI ENERGY, INC.


	                                       By:  /s/ William L. Sheafer
                                      		Treasurer

Dated:	January 7, 1997